Exhibit 99.2

Q&K INTERNATIONAL GROUP LIMITED

NOTICE OF ANNUAL GENERAL MEETING TO BE HELD ON SEPTEMBER 15, 2021

NOTICE IS HEREBY GIVEN that the annual general meeting of Q&K International Group Limited (NASDAQ: QK) (“QK” or the “Company”) will be held on September 15, 2021 at 8:00 a.m. (Beijing time) at Suite 1607, Building A, No.596 Middle Longhua Road, Xuhui District, Shanghai, China for the following purposes:

1.

To receive and consider the report of the directors of the Company for the fiscal year ended September 30, 2020 containing the complete audited financial statements and the report of the auditors of the Company for the fiscal year ended September 30, 2020; and

2.	To act upon such other matters as may properly come before the Company’s annual general meeting or any adjournment or postponement thereof.

The board of directors of the Company has fixed the close of business in the Cayman Islands on August 19, 2021 as the record date (the “Record Date”). Only holders of the Company’s ordinary shares, whether or not represented by American Depositary shares (the “ADS”), on the Record Date are entitled to receive notice of the Company’s annual general meeting and any adjournment or postponement thereof.

If you are a holder of the Company’s ordinary shares on the Record Date, you are cordially invited to attend the annual general meeting in person.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Chengcai Qu
Name: Chengcai Qu
Title: Chairman of the Board of Directors, Chief Executive Officer, Chief Operating Officer and Vice President

Date: August 24, 2021